July 25, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 5546

Washington, DC 20549

Attention: Ms. Cecilia D. Blye

Re:	First Data Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed February 24, 2006

File No. 1-11073

Dear Ms. Blye:

On behalf of First Data Corporation (the “Company”), I am writing in response to the comments contained in the staff’s comment letter dated June 15, 2006 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “10-K”). For the convenience of the staff’s review, set forth below are the comments contained in the Comment Letter along with the supplemental responses of the Company.

General

1.	We note from public media sources and your website that you may have operations in, or contacts with, Cuba and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. For example, we note reports that there may be dozens of Western Union offices in Cuba, and that these offices may facilitate remittances estimated to be in the hundreds of millions of dollars annually. We note that the Form 10-K does not contain any information relating to operations in, or ties to, Cuba or Syria. Please describe your operations in, and ties to, these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and contacts with, Cuba and Syria, including through subsidiaries, affiliates, agent offices and other direct and indirect arrangements.

RESPONSE: For the convenience of the staff, the response to this comment has been combined with the response to Comment No. 2 below.

2.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba and Syria. We note, in this regard, the statement on page two that no individual foreign country is material to your total revenues or long-lived assets.

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July 25, 2006

Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Finally, we note that Florida requires that issuers disclose in their prospectus any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba and Syria. Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Cuba and Syria, and any internal risk assessment undertaken in connection with business in those countries.

RESPONSE: The operations of the Company in Cuba, Syria and with respect to the territories under the Palestinian Authority (the “PA”) involve the Company’s subsidiary, Western Union Financial Services, Inc. and its subsidiaries (“Western Union”). Western Union does not have any assets, offices or personnel in Cuba, Syria or in the areas under the PA (i.e., the Gaza Strip and the West Bank). Instead, Western Union’s services are provided through independent third-party agents which have entered into agreements with Western Union to provide money transfer services in those jurisdictions.

Nature of Operations in Cuba and Syria

Cuba. Western Union has been conducting limited operations in Cuba for more than 10 years under specific authorization from the United States government. Western Union services are provided in Cuba through an agent that operates a network of approximately 164 locations to pay remittances from the United States to persons in Cuba who are authorized to receive those funds pursuant to specific licenses granted by the United States Department of the Treasury Office of Foreign Assets Control (“OFAC”) and consistent with United States foreign policy interests as expressed in United States regulations. Western Union does not provide money transfer services within or from Cuba.

In addition to limiting the individuals who may receive funds, Western Union only originates money transfers to Cuba at a limited number of agent locations in the United States that have been authorized and trained to send money transfers to Cuba. Western

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July 25, 2006

Union’s money transfer procedures require that customers sending money to Cuba complete an affidavit (on a form promulgated by OFAC) prior to the transaction being accepted. Pursuant to OFAC regulations, the maximum amount of funds that Western Union will transfer to Cuba is $300 per recipient household per quarter.

The Company’s money transfer activities with respect to Cuba have been specifically authorized pursuant to numerous specific licenses from OFAC, commencing from 1995.*

The Company does not anticipate any changes to the nature of its operations in Cuba.

Syria. Western Union has been conducting limited operations in Syria for more than three years in accordance with United States laws expressly authorizing its services in that country. Western Union operates in Syria through a single agent, which operates a network of six locations. As with its operations in Cuba, Western Union only transfers funds to Syria; it does not provide money transfer services within or from Syria.

In order to comply with United States law, consumer identification data (which would typically be required by Western Union in the United States only for transactions in excess of $1,000) is obtained for all money transfers to Syria. Western Union conducts an interview of the sender whenever money transfers to Syria exceed the equivalent of $7,500. Western Union conducts periodic audits of transactions to identify and address potential compliance issues. Further, in order to comply with United States export restrictions pertaining to Syria, Western Union software is not sent to Syria. Instead, all money transfers to Syria are processed manually via fax from a network location located in a third country.

OFAC provided an advisory opinion to Western Union on October 23, 2002 that United States sanctions against Syria authorize United States persons to process funds transfers to or from Syria “provided there is no reason to believe that any transaction involving the Syrian government: (1) constitutes a donation to a U.S. person; or (2) poses a risk of furthering terrorist acts in the United States.” The regulatory authorization for this activity is found at 31 C.F.R. 596.504.

Pursuant to the second prohibition, Western Union undertook a due diligence investigation to ensure that transfers into Syria would not present a risk of furthering terrorist activities in the United States. Specifically, Western Union engaged an independent investigation firm to conduct a thorough investigation of potential agents in Syria. This investigation firm reviewed the parties to determine whether there is anything in the ownership, history or operations of the parties to suggest that they may be involved

*	These licenses include C-15160 (October 16, 1995), CU-66124 (August 1, 2000), CU-15160A (March 6, 2001), CU-66124-A (April 17, 2002), CU-72232 (July 10, 2003) and C-15160B (September 23, 2005).

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July 25, 2006

in supporting terrorism, money laundering or other unlawful activity. Western Union selected an agent which it deemed satisfactory after these investigations.

The Company does not anticipate any changes to the nature of its operations in Syria.

Materiality

The Company does not believe its operations in Cuba or Syria or with respect to the territories under the PA are material from either a quantitative or qualitative standpoint.

Quantitative Analysis. From a quantitative standpoint, the Company believes that its business in Cuba, Syria and in the areas under the PA is very immaterial. As noted above, the Company does not have any offices, assets or personnel in these jurisdictions. Moreover, the Company’s revenues derived from its operations in these jurisdictions is de minimis. In 2005, the Company had total consolidated revenues of approximately $10.5 billion. The Company’s revenue from its operations involving Cuba, Syria and the areas under the PA in the aggregate represented less than one-tenth of one percent (0.1%) of the Company’s total revenue for 2005.

Qualitative Analysis. From a qualitative standpoint, the Company does not believe that its activities with respect to these jurisdictions is material or imposes any material investment risk for our security holders. The Company’s activities in Cuba and Syria are either specifically authorized by licenses granted to Western Union by the United States government or encompassed in advisory opinions delivered by the United States government to Western Union and otherwise in accordance with United States law. Moreover, the Company does not believe the provision of its services in these countries or territory should give rise to any concerns that its services could be used to support terrorist activities because (i) the Company does not engage in business with any of the governmental authorities in Cuba, Syria or the PA and (ii) the value of the transfers is small. Indeed, the limited amount of any remittance is designed to permit money transfers for personal or family reasons rather than to support or finance any government sponsored organizations or entities. The limited nature of Western Union’s operations in these jurisdictions, combined with a regulatory compliance program designed to help ensure compliance with United States law, is intended to protect the Company’s reputation and avoid material risks for security holders.

The Company does not believe that the actions taken by the states cited in the comment letter, or the sentiment that might be expressed by those states, is applicable to the Company. We note at the outset that none of the state laws referred to in the comment letter appear to apply to the PA. In the case of Louisiana, the statute also does not cover Cuba. The Louisiana statute appears only to apply to investment in “foreign domiciled or based companies” that are not subsidiaries or owned in whole or part by a domestic company. Therefore, while the act authorizes but does not require divestment in foreign

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companies, we understand the Louisiana law not to apply to First Data. With respect to the Arizona statute, the Company notes that this law only requires that the state treasurer submit an annual report on the “economic impact of global security risks of investments of state monies.” In Pennsylvania, which has a similar informational requirement, we are not aware of any adverse action taken with respect to any investment in the Company by the State of Pennsylvania in the 3 years since this provision was enacted. With respect to the Florida statute, we understand that it is inapplicable to the Company because the Company’s securities are listed on the New York Stock Exchange.

These statutes are directed at investor risk. However, this is not a case where a fund is investing in a company, presumably foreign, that is aiding terrorist list governments in the development of advanced technologies, equipment, or infrastructure, or in which a United States company is using foreign subsidiaries to do so. Rather, Western Union’s activities in Cuba and Syria in 2005 were conducted under the authority of the United States government and were directed at remittances to private persons in these countries. In neither case did Western Union facilitate intra-country (that is, domestic) or outbound transactions in these countries. Thus, the risks that might be associated with heavy investments by companies in technology, equipment, or infrastructure in terrorist supporting countries simply are not present here.

Finally, the Company has been openly providing services in Cuba, Syria and the areas under the PA for a number of years and has prominently disclosed these operations on its website and, from time to time, in consumer marketing (particularly with respect to the service from the United States to Cuba). To the Company’s knowledge, no shareholder or research analyst has raised the provision of these services as a concern for investors at any stockholders meeting, investors call or in any communication to the board of directors of the Company.

3.	Your website indicates that you may facilitate money transfers to the Palestinian Authority. Please discuss, consistent with comments one and two above, the nature and materiality of your contacts with or through the Palestinian Authority, and describe any actions you have taken or anticipate taking in light of the recent determination by OFAC that US persons are prohibited from engaging in unauthorized transactions with the Palestinian Authority, and the recent U.S. State Department policy barring dealings with Hamas-controlled Palestinian government agencies and with officials of Palestinian government ministries.

RESPONSE: With respect to the materiality analysis from a quantitative and qualitative standpoint, please see the Company’s response to Comment 2 above.

As in the case of Cuba and Syria, the Company does not have any assets, offices or personnel in the areas under the authority of the PA. Western Union has provided service

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in the areas under the PA in accordance with United States laws. Western Union service is available in the areas subject to the administration of the PA through four agents, providing networks of approximately 293 locations.

It is the Company’s understanding that there are no generalized sanctions applicable to areas under the PA. However, because Hamas is a target of OFAC terrorism sanctions programs, it is the Company’s understanding that Hamas’ property and interests in property in the United States and/or within the possession or control of a United States person are blocked. It is also the Company’s understanding that as a result of the January 2006 elections that led to representatives of Hamas forming the majority party within the Palestinian Legislative Council (“PLC”) and taking high-level offices within the PA, including Prime Minister, OFAC determined that Hamas gained a property interest in the transactions of the PA. Accordingly, pursuant to OFAC’s terrorism sanctions programs, United States persons are prohibited from engaging in transactions with the PA unless authorized. This change with respect to the PA did not arise until after the end of 2005.

It is the Company’s understanding from OFAC guidance that the prohibitions affecting the PA are not territorial in nature, but rather are targeted against parts of the PA controlled by representatives of Hamas and other terrorist organizations. OFAC guidance also notes that local government authorities and municipalities are not part of the PA with the exception of the Palestinian Water Authority, which is a part of the PA Agriculture Ministry. Accordingly, the restrictions are targeted at specific entities and are required to be dealt with in that fashion – restrictions that Western Union regularly faces and addresses in its operations around the world.

Western Union has put into place extensive procedures designed to help ensure compliance with these prohibitions. Western Union uses Thomson Financial interdiction software to screen all senders and receivers of money transfers in any amount against the OFAC and the FBI lists and various other government lists, including OFAC Specifically Designated Terrorist (SDT), Specially Designated Global Terrorist (SDGT), Foreign Terrorist Organization (FTO), Palestinian Legislative Counsel (PLC) and other lists.

If any sender or receiver is determined to be a match to a name on one of these lists, the transaction is suspended in accordance with OFAC and/or other regulatory requirements and placed into a special queue for analysis by Western Union’s compliance staff. Thus, as PA entities are added to the Specially Designated National List, they are automatically blocked. The Company believes that such measures fully comply with United States laws.

As noted above, Western Union has put in place extensive compliance procedures designed to prevent prohibited transactions. The restrictions on money transfers into this jurisdiction are intended to facilitate personal or family remittances rather than to support any governmental organizations. Based in part on the foregoing, and the extremely de

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minimis nature of its business and revenues from the areas under the PA, the Company does not believe that its operations in this jurisdiction are material from either a qualitative or quantitative point of view.

4.	We note the risk factor “Changes in laws, regulations and enforcement activities . . .” on page 25, including references to money transfer and payment instrument regulations and laws intended to prevent illicit activities. Consider briefly expanding this risk factor in future filings to also address U.S. economic sanctions programs and anti-terrorist laws and regulations, such as the ones identified in the fourth paragraph on page 19 and the second paragraph on page 21.

RESPONSE: As noted above, all of the Company’s business in Cuba, Syria and in the areas under the administration of the PA derived from Western Union’s money transfer business. As noted in the 10-K, the Company expects that it will spin-off Western Union during 2006 and following the spin-off will have no ownership interest in Western Union. Because the Company will not have any business in Cuba, Syria or in the areas under the PA following such spin-off, it respectfully submits that expanding this risk factor is not warranted at this time.

In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the foregoing, please contact the undersigned at (201) 263-5635.

Very truly yours,

/s/ David Schlapbach
David Schlapbach Deputy General Counsel - International First Data Corporation

Securities and Exchange Commission

July 25, 2006

cc:	Henry C. Duques

Christina A. Gold

Geoffrey Ossias

(Securities and Exchange Commission)